BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2005 MAR 22 P 2:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

14 March 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

05006737

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

pp

Sarah Hunter
Head of Investor Relations

3/23

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 14 March 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Immediate Release, 14 March 2005

BAA completes property joint venture with Morley Fund Management

BAA plc, the world's leading airport company, is pleased to announce that the proposed property joint venture with Morley Fund Management, the Airport Property Partnership, has now completed. Details of the transaction were announced on 14 February 2005. The transaction became effective on 11 March 2005.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831

Investor enquiries: Sarah Hunter, BAA plc
Tel + 44 (0) 207 932 6692